0-31174

02050264

P.E. 6/28/02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2002

eMobile Data Corporation
(Exact name of registrant as specified in its charter)

Suite 220, 10711 Cambie Road, Richmond, British Columbia, Canada, V6X 3G5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eMobile Data Corporation
(Registrant)

Date: June 25,2002 By: ______________________
(Signature)*

Marc C. Jones

President

* Print the name and title of the signing officer under his signature.

PRESS RELEASE

For Immediate Release

NEGOTIATIONS CONTINUE RESPECTING LETTER OF INTENT WITH ITRON

Richmond, B.C., June 10, 2002: eMobile Data Corporation ("eMobile Data") is reporting in furtherance of its most recent news release of May 14, 2002 wherein it was disclosed that eMobile Data and Itron, Inc. ("Itron") had entered into a letter of intent ("LOI"), subject to approval of Itron's Board of Directors, whereby it was anticipated that Itron would purchase all of the issued and outstanding shares of capital stock of eMobile Data in accordance with and subject to the terms and conditions indicated therein. The management and Board of Directors of eMobile Data are very pleased that Itron has expressed interest in acquiring eMobile Data.

In this regard, the management and Board of Directors of eMobile Data have been informed that the Board of Directors of Itron has approved the LOI and that Itron would like to proceed with the negotiation of definitive agreements. Consequently, eMobile Data and Itron have commenced due diligence and the drafting and negotiation of definitive agreements. The sale of eMobile Data stock to Itron as will be described in the definitive agreements will be subject to a vote of the shareholders of eMobile Data.

On Behalf of the Board of Directors of eMobile Data Corporation,
Marc C.G. Jones, CEO and President

eMobile Data Corporation: Suite 220, 10711 Cambie Road, Richmond, British Columbia, V6X 3G5.
Telephone: (604) 279-9956 and Facsimile: (604) 279-9957. Ticker symbol: "EMO".

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PRESS RELEASE

For Immediate Release

First Quarter Revenues reflect $735,000 increase over First Quarter 2001

Richmond, B.C., Tuesday, June 4, 2002: eMobile Data Corporation ("eMobile Data") reports the following financial results in connection with the completion of its most recent quarter ended March 31, 2002:

- Revenues for first quarter 2002 were $823,000 as compared to $88,000 for the same quarter of 2001, and similar to the revenue for the fourth quarter 2001.
- The net result for the first quarter was a loss of $ $470,000 as compared with a loss of $919,000 for the first quarter ended March 31, 2001. The loss for the first quarter 2002 is comparable to the loss for the fourth quarter 2001.

eMobile Data is very pleased with the increase in revenue over the last two quarters compared with previous quarters. While eMobile continues to show an operating loss, upward trending revenues are a direct result of growing market acceptance within the strong utilities sectors. This is a natural progression of the unfolding of our strategic business plan within North American markets. Likewise, elements of this growth are also an indicator of our successful strategic partnership with Itron Inc.

The quarterly statements are available at the company's website, emobiledata.com, as well as at sedar.com.

On Behalf of the Board of Directors of eMobile Data Corporation,
Marc C.G. Jones, CEO and President

eMobile Data Corporation: Suite 220, 10711 Cambie Road, Richmond, British Columbia, V6X 3G5.
Telephone: (604) 279-9956 and Facsimile: (604) 279-9957. Ticker symbol: "EMO".